FORM 4

[ ]  Check this box if no longer subject            U.S. SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
      to Section 16. Form 4 or Form 5                      Washington, D.C. 20549                                  ------------
      obligations may continue. See              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             OMB Number 3235-0287
      Instruction 1(b).                                                                                   Expires: January 25, 2005
(Print or Type Responses)                 Filed pursuant to Section 16(a) of the Securities of the        Estimated average burden
                                         Exchange Act of 1934, Section 17(a) Public Utility Holding       hours per response: 0.5
                                           Company Act of 1935 or Section 30(f) of the Investment
                                                             Company Act of 1940

------------------------------------------------------------------------------------------------------

1.     Name and Address of           2.   Issuer Name and Ticker or
       Reporting Person*                  Trading Symbol
                                          SOHU.COM INC. (SOHU)
------------------------------------ ----------------------------------    ---------------------------
 Zhang         Charles               3.    I.R.S. Identification            4.   Statement for
 (Last)        (First)   (Middle)          Number of Reporting Person,           Month/Year
                                           if an entity (Voluntary)              May 2002



15/F, Bright China Chang An                                                 5.   If Amendment,
Building, 7 jianguomennei Ave.,                                                  Date of Original
Beijing, China                                                                   (Month/Year)


(City)   (State)    (Zip)

--------------------------------------------------------------------------------
6.    Relationship of Reporting Person(s) to Issuer
                      (Check all applicable)


       X   Director                 X  10% owner
      ---                          ---
       X  Officer (give title          Other (Specify below)
      --- below)                   ---
      Chief Executive Officer &
      President

--------------------------------------------------------------------------------
7.    Individual or Joint/Group Reporting


        X  Form Filed by One Reporting Person
       ---
           Form Filed by More than One Reporting Person
       ---


-----------------------------------------------------------------------------------------------------------------------------
                                        Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------- --------------- -------------------------------------------------

1.  Title of Security (Instr. 3)      2. Transaction         3. Transaction  4. Securities            5.  Amount of
                                         Date                   Code            Acquired (A) or           Securities
                                         (Month/Day/            (Instr. 8)      Disposed of (D)           Beneficially
                                         Year)                                  (Instr. 3, 4 and 5)       Owned at the end
                                                                                                          of Month
                                                                                                          (Instr. 3 and 4)

                                                                                         (A)
                                                                                          or
                                                                               Amount    (D)   Price

       Common Stock                      May 30, 2002               P          4,000      A    $1.09         8,977,000

-----------------------------------------------------------------------------------------------------------------------------
 6.  Ownership        7. Nature of
     Form: Direct        Indirect
     (D) or              Beneficial
     Indirect (I)        Ownership
     (Instr. 4)          (Instr. 4)



          D

                                      -1-

(Continued) Table II B - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------
1.                   2.             3.          4.         5.                 6.                  7.
Title of             Conversion     Trans-      Trans-     Number of          Date Exercisable    Title and Amount of
Derivative           or             action      action     Derivative         and Expiration      Underlying Securities
Security (Instr.     Exercise       Date        Code       Securities         (Month/Day/Year)    (Instr. 3 and 4)
3)                   Price of       (Month      (Instr.    Acquired (A)
                     Derivative     /Day/       8)         or Disposed
                     Security       Year)                  of (D) (Instr.
                                                           3, 4 and 5)
                                                           -------------------------------------------------------------
                                                           (A)      (D)       Date     Expira-    Title     Amount or
                                                                              Exer-    tion                 Number of
                                                                              cisable  Date                 Shares
                                                           -------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------



 8.             9.             10.           11.
 Price of       Number         Owner-        Nature
 Deriva-        of Deriv-      ship          of
 tive           ative          Form of       Indirect
 Security       Securities     Deriv-        Benef-
 Instr.         Benef-         ative         icially
 5)             icially        Security      Owner-
                Owned At       Benef-        ship
                End of         icially       (Instr.
                Month          Owned         4)
                (Instr. 4)     At End
                               of Month
                               (Instr. 4)
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


Explanation of Responses:


                          /s/ Charles Zhang                           6/13/02
                          -----------------                           -------
                          Charles Zhang                               Date
                          **Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

* Intentional misstatements or omissions of facts constitute Federal Criminal Violations Sec. 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


                                                          -2-